Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 13, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓                                         Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                              No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	A news release dated October 3 2006 entitled ‘Vodafone Analyst and Investor Day’

2.	A news release dated October 5, 2006 entitled ‘Vodafone Announces First Single Brand Partnership with Launch of Vodafone Iceland’

3.	Stock Exchange Announcement dated October 2, 2006 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated October 4, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

5.	Stock Exchange Announcement dated October 9, 2006 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated October 10, 2006 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated October 11, 2006 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated October 12, 2006 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated October 16, 2006 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated October 17, 2006 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated October 18, 2006 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated October 19, 2006 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated October 20, 2006 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated October 23, 2006 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated October 23, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.	Stock Exchange Announcement dated October 25, 2006 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated October 27, 2006 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated October 30, 2006 entitled ‘Transaction in Own Securities’

3 October 2006

VODAFONE ANALYST AND INVESTOR DAY

Vodafone Group Plc (“Vodafone”) is today hosting an analyst and investor day in Milan which will focus on its operations in Italy and Spain.

The management of Vodafone Italy and Vodafone Spain will deliver a series of presentations on how these operations are competing in their markets, including further details on the local implementation of the Group’s strategy outlined in May.

Arun Sarin, Chief Executive of Vodafone, said “Today will provide greater detail on the latest developments in two of our core markets and will highlight the significant steps we have made in executing our strategy in Europe.”

The event will be broadcast live via a webcast available on the Vodafone website http://www.vodafone.com/investor beginning at 8:30 am (UK time). All presentations and related materials will be available through the webcast.

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For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

5 October 2006

VODAFONE ANNOUNCES FIRST SINGLE BRAND PARTNERSHIP WITH LAUNCH OF VODAFONE ICELAND

•	Iceland’s Og-Vodafone becomes first partner network to gain agreement to operate under Vodafone’s brand name as Vodafone Iceland

•	Single brand partnership includes an enhanced Vodafone-branded customer experience with increased access to Vodafone marketing knowledge and expertise

Vodafone has today announced it will license its brand name to its partner in Iceland, Og-Vodafone, which will now operate under the name “Vodafone Iceland.”

This is the first time Vodafone has allowed a partner to operate under its name as a licensed brand franchise and reinforces Vodafone’s strategy to expand its brand footprint and enhance the value of the Vodafone brand in countries where it does not hold an equity interest.

The re-brand will cover Og-Vodafone’s mobile, fixed-line and internet services. This is in line with Vodafone’s recent strategic announcement that it intends to become a total communications provider.

Og-Vodafone, a dual branded Partner since April 2003, has been able, under its previous agreement with Vodafone, to offer its customers selected Vodafone products such as Vodafone live!, the Vodafone Mobile Connect data card and BlackBerry from Vodafone. Now, as Vodafone Iceland, the company will have broader access to Vodafone’s marketing assets, including, by agreement, the future range of Vodafone services which will be offered to the sophisticated Icelandic market under the trusted Vodafone name.

For Vodafone Iceland customers travelling abroad and for Vodafone customers visiting Iceland, the agreement will further enhance the ability for customers to uniformly access Vodafone’s services in markets where Vodafone operates.

Matthias Jungemann, Director of Partner Markets at Vodafone said: “We are very pleased that Og-Vodafone has become Vodafone Iceland, as the first single brand partnership offered by Vodafone anywhere in the world. We have not done this with any other company, so this decision demonstrates how pleased we are with how the partnership has developed.”

“Vodafone Iceland has clearly shown us that they provide high-quality services to their customers, backed by expert marketing and can bring Vodafone products to market in a country that is sophisticated, demanding and technology savvy. Our business arrangement has developed into a trusted relationship which has led to us offering them the opportunity to use only the Vodafone name.”

Árni Pétur Jónsson, CEO, Vodafone Iceland added: “Our customers have always demanded the highest level of service and the best available technologies and through our partnership with Vodafone we have been able to meet these needs by successfully launching services such as Vodafone live! and the Vodafone Mobile Connect data card. The Icelandic people are great travellers and further access to Vodafone’s international network and services will support their journeys across the world, whether for business or pleasure.”

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

About Vodafone Iceland

Vodafone Iceland is the trading name for Og fjarskipti ehf. The company offers mobile, fixed-line and ADSL/ internet services to individuals and companies. As at 22 September 2006 Vodafone Iceland had 165 thousand customers.

© Vodafone Group 2006. VODAFONE, the Vodafone logos, Vodafone live! and Vodafone Mobile Connect are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 September 2006

Number of ordinary shares transferred:	388,261

Highest transfer price per share:	119p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,326,781,110 of its ordinary shares in treasury and has 52,663,717,179 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

 In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that on 29 September 2006 Mrs Mair Elizabeth Harper, a connected person of Alan Harper, a person discharging managerial responsibility, acquired an interest in 148,750 shares of US$0.11 3/7 each in the Company for nil consideration by way of gift.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 October 2006

Number of ordinary shares transferred:	721,180

Highest transfer price per share:	127.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,326,059,930 of its ordinary shares in treasury and has 52,672,544,497 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 October 2006

Number of ordinary shares transferred:	318,369

Highest transfer price per share:	126.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,325,741,561 of its ordinary shares in treasury and has 52,673,097,210 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 October 2006

Number of ordinary shares transferred:	980

Highest transfer price per share:	126.25p

Lowest transfer price per share:	126.25p

Following the above transfer, Vodafone holds 5,325,740,581 of its ordinary shares in treasury and has 52,674,329,795  ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 October 2006

Number of ordinary shares transferred:	703,873

Highest transfer price per share:	126.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,325,036,708 of its ordinary shares in treasury and has 52,675,383,574 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 October 2006

Number of ordinary shares transferred:	4,620

Highest transfer price per share:	130.25p

Lowest transfer price per share:	129.25p

Following the above transfer, Vodafone holds 5,325,032,088 of its ordinary shares in treasury and has 52,681,170,923 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 October 2006

Number of ordinary shares transferred:	1,850,241

Highest transfer price per share:	130p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,323,181,847 of its ordinary shares in treasury and has 52,683,849,944 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 October 2006

Number of ordinary shares transferred:	4,610

Highest transfer price per share:	130.75p

Lowest transfer price per share:	130.75p

Following the above transfer, Vodafone holds 5,323,177,237 of its ordinary shares in treasury and has 52,683,969,232 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 October 2006

Number of ordinary shares transferred:	2,579,414

Highest transfer price per share:	130.75p

Lowest transfer price per share:	90.00p

Following the above transfer, Vodafone holds 5,320,597,823 of its ordinary shares in treasury and has 52,688,034,928  ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 October 2006

Number of ordinary shares transferred:	689,713

Highest transfer price per share:	130p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,319,908,110 of its ordinary shares in treasury and has 52,689,344,842 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 October 2006

Number of ordinary shares transferred:	354,620

Highest transfer price per share:	128.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,319,553,490 of its ordinary shares in treasury and has 52,689,724,462 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 23 October 2006 by HBOS Employee Equity Solutions that on 11 October 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 132p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Paul Michael Donovan	190
Andrew Nigel Halford*	190
Alan Paul Harper	190
Stephen Roy Scott	190

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 October 2006

Number of ordinary shares transferred:	637,710

Highest transfer price per share:	130.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,318,915,780 of its ordinary shares in treasury and has 52,691,120,282 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 October 2006

Number of ordinary shares transferred:	701,727

Highest transfer price per share:	132p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,318,213,733 of its ordinary shares in treasury and has 52,691,956,771 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 October 2006

Number of ordinary shares transferred:	1,024,248

Highest transfer price per share:	130p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 52,693,356,915 of its ordinary shares in treasury and has 5,317,189,485 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 13, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary